SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 24, 2003

Claude Resources Inc.

(Translation of registrant’s name into English)

200, 224 – 4th Ave, Saskatoon, SK, S7K 5M5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
Press Release dated March 24, 2003

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, , has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 24, 2003 Claude Resources Inc.

By:
/s/ Val Michasiw

Val Michasiw
Secretary/Treasurer